Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2006

Chris Mao Peng
Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
Suite 602, China Life Tower
No. 16, Chaowai Street
Beijing, China

**Re: Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
        Filed August 28, 2006
        Form 10-QSB for the Period Ended June 30, 2006
        Filed August 14, 2006
        File Number: 000-09987**

Dear Mr. Peng:

        We have reviewed your August 28, 2006 response to our July 7, 2006 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies - Accounts Receivable, page 24

1.   We read your response to comment one and your revised disclosures. We are unable to locate the rollforward of the allowance for doubtful accounts. Please advise us where this rollforward is located or provide it to us.

Consolidated Financial Statements

Statements of Cash Flows, page F-6

2.   We read your response to comment six and do not concur with the conclusion in
        your response that restricted cash should be shown as an operating activity.
        Please provide us with a revised Statement of Cash Flows which presents
        restricted cash as a financing activity.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Significant Accounting Policies, page F-8

Patent and Development Costs, page F-10

3.   We read your response to comment seven and are not able to concur with your
        conclusion that patented pharmaceutical formulas held for sale should be
        classified as inventories. Please provide us with the following additional
        information related to this policy:
        •   A discussion with specific references to the authoritative literature that
            supports your conclusion that these should be classified as inventories rather
            than intangible assets. ARB 43 Chapter 4 defines inventory as those items of
            tangible personal property and SFAS 142 defines intangible assets as those
            assets that lack physical substance. Therefore, it would appear as though a
            patent would be an intangible asset.
        •   Explain to us in greater detail what the development costs that you state are
            included in this amount represent and why it is appropriate to capitalize these
            costs.
        •   Provide to us a better discussion of exactly how the sale of these formulas
            works including whether you retain any rights to these patents after the sale.
        •   Tell us the amount of patented pharmaceutical formulas held for sale that you
            included in inventories as of December 31, 20005 and June 30, 3006.

Revenue and Revenue Recognition, page F-9

4.   We read your response to comment nine and your revised disclosures. For the
        revenue from "R&D service," based on your previous disclosure and the
        disclosure on page 23, it appears as though milestone payments are recognized as
        revenue only when the payment is not refundable and continued performance of
        future research and development services related to the milestone are not required.
        Therefore, please provide us in disclosure-type format a discussion that clarifies at
        what point the payments are not refundable and also at what point continued

service is not required. Also please tell us the nature of the milestone goals so we can understand what causes them to be achieved.

5.   We read your response to comment ten and your revised disclosures. For your revenue from sales of product, please provide us in disclosure-type format a break out of revenue for each product or group of similar products in accordance with paragraph 37 of SFAS 131.

Note 8 – Related Party Transactions, page F-17

Long Term Debt – Related Parties, page F-18

6.   We read your response to comment eleven and believe that the additional information you provided would be useful to investors. Please provide to us in disclosure type format revised disclosure that includes information similar to that which you provided to us in your response such as the business reasons for the transfer of assets and the fact that you will not be subject to recourse in the event that Erye Jingamo defaults in future filings.

Note 15 – Business Combinations, page F-22

7.   We read your response to comment fifteen. Please explain to us how you arrived at the original value of $1.00 per share for the common stock issued in the Hengyi and Erye acquisitions. Based on your decision to amend the common stock value, please tell us your consideration of whether the original valuation was an error. Finally, please tell us how you determined the values assigned to all issuances of common shares prior to December 19, 2005 when the stock began trading.

Note 16 – Shareholders' Equity, page F-24

Private placement closed on December 31, 2004 (the "Notes Private Placement"), page F-24

8.   We read your response to comment sixteen. Please tell us whether there is also a penalty provision in the registration rights agreement for when a registration statement ceases to be effective. Please better explain to us why you feel that the penalty provision does not cause you to fail paragraph 12 including a discussion of the current registration status for all shares subject to such an agreement as well as any limits to the amount of penalty to be paid. In addition, please tell us how you applied the guidance in EITF 00-19 in determining whether the conversion feature should be bifurcated from the convertible debt instrument given that the shares into which is convertible contain similar provisions.

Form 10-QSB – June 30, 2006

Consolidated Statements of Cash Flows, page 7

9.   Please explain to us how the dividend paid to Eyre's former shareholders
        represents an investing activity.

Notes to Consolidated Financial Statements, page 8

Note 7 – Other Assets, page 17

Long Term Note Receivable, page 18

10.   We read your response to comment seventeen and we believe the additional
        information you provided would be useful to investors. Given that the failure of
        the drug candidates is what triggers the repayment of these amounts, please
        provide to us in disclosure type format a discussion of the likelihood of repayment
        under those conditions as well the financial conditions of the counter parties and
        how you determined that the balances would be collected.

Note 8 – Related Parties Transactions, page 15

11.   We read your response to comment eighteen and your revised disclosures. Please
        tell us when the three installments are due from the shareholders. In addition,
        please explain to us why you classified the "Long Term Other Receivables –
        Related Parties" within operating activities in the statement of cash flows.
        Finally, we note that the nature of the receivable was disclosed in the amended
        10-QSB for March 31, 2006 but was not disclosed in the 10-QSB for the period
        ended June 30, 2006. Please confirm that this information will be included in
        future filings.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Critical Accounting Policies - Accounts Receivable, page 33

12.   Please provide to us in disclosure-type format a discussion of your days sales
        outstanding and an aging of your accounts receivable similar to what you
        provided in your amended Form 10-KSB for December 31, 2005.

Form 8-K filed July 5, 2006

13.   In accordance with Item 9.01(a)(2) of Form 8-K, please file an amended report that includes the audit report for Enshi's financial statements. Also explain to us why you did not provide pro forma information for this acquisition.

* * * *

        Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant